FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2003

Commission File Number 0-20588

Newmont Yandal Operations Limited

(f/k/a Normandy Yandal Operations Limited)

Translation of registrant's name into English

100 Hutt Street, Adelaide 5000, South Australia, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Item 1. Company Credit Ratings.

On March 3, 2003 Standard & Poor's announced that it had lowered Newmont Yandal Operations Limited (the "Company's") corporate credit rating and the rating on the Company's U.S. $300,000,000 8 7/8% Senior Notes due April 2008 (the "Notes") from BBB to BB-. Standard & Poor's also announced that it had revised its outlook on the Company from stable to negative. On April 1, 2003, Standard & Poor's lowered it's long-term rating on the Company from BB- to B- and affirmed its continued outlook on the Company. Standard & Poor's indicated that its action was based on concern over the Company's future liquidity position in June 2004 if hedge counterparties exercise their rights to break existing contracts.

On May 27, 2003, Standard & Poor's announced that it had lowered the Company's corporate credit rating and the rating on the Notes to CC following Newmont Mining Corporation's ("Newmont's") May 27, 2003 press release announcing Yandal Bond Company Limited's ("YBCL's") offer to acquire all outstanding Notes not owned by YBCL (the "Offer") and YBCL's offer to acquire all of the gold hedge obligations owed by the Company to counter party banks (the "Hedge Counterparty Offer"). Standard & Poor's also indicated that if the Offer is accepted by Note holders, the Company's corporate credit rating and the rating on the Notes will be lowered to D. According to Standard & Poor's: "An obligation rated 'CC' is currently highly vulnerable to nonpayment." "The 'D' rating . . . . is used only where default has actually occurred."

On May 13, 2003, Moody's Investors Service downgraded the rating on the Notes, and the Company's senior implied rating and issuer rating, to Caa1 from Ba2. Moody's rating outlook is negative. Moody's indicated that the downgrade was based on the challenges facing the Company in meeting its debt obligations in light of the Company's reducing gold production profile, increasing cost base, and limited proven reserve position in light of the duration of its debt obligations, as well as the high leverage of the Company in light of the foregoing issues and the termination rights of hedge counterparties on specific dates prior to the maturity date of the hedge contracts. According to Moody's, the negative outlook reflects Moody's anticipation of ongoing contraction in earnings and cash flow given the Company's reducing business base and resultant pressure on liquidity, as well as the requirement for significant new financing to bring appropriate levels of additional reserves into production to improve the Company's earnings and cash generation profile. On May 21, 2003, Moody's confirmed its negative rating outlook.

On May 28, 2003, Moody's further downgraded the rating on the Notes, and the Company's senior implied rating and issuer rating to Ca and confirmed its negative ratings outlook. Moody's indicated that the downgrade resulted from the potential loss to which holders of Notes and hedge counterparties are exposed following Newmont's announcement of the Offer and the Hedge Counterparty Offer. According to Moody's, the negative outlook reflects the potential for further losses given various conditions to the Offer and considers Newmont's view that the Offer represents a premium to insolvency, further indicating the limited liquidation value and potential for wider losses.

Item 2. Hedge Counterparty Terminations.

During May 2003, the Company received notices from two gold hedge counterparties alleging a right to terminate their gold hedge counterparty contracts with the Company before their respective scheduled maturities, based on the alleged occurrence of early termination events under the contracts. The Company estimates the payments required to be made under the contracts would be approximately U.S. $49 million.

Item 3. Press Release of Newmont, dated May 27, 2003.

Attached as Exhibit 99.1 is a copy of the press release of Newmont, dated May 27, 2003.

Item 4. Press Release of Newmont, dated May 29, 2003.

Attached as Exhibit 99.2 is a copy of the press release of Newmont, dated May 29, 2003.

Item 5. Unaudited Consolidated Financial Statements of the Company for the Six Months Ended December 31, 2002.

Attached as Exhibit 99.3 is a copy of the unaudited consolidated financial statements of the Company for the six months ended December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED

ABN 30 007 066 766

(Registrant)

By: John Dow

Name: John Dow

Title: Chief Executive Officer

Dated: May 29, 2003

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of Newmont, dated May 27, 2003.
99.2	Press release of Newmont, dated May 29, 2003.
99.3	Unaudited consolidated financial statements of the Company for the six months ended December 31, 2002.